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                            April 11, 2024

       Sam Altman
       Chief Executive Officer
       AltC Acquisition Corp.
       640 Fifth Avenue, 12th Floor
       New York, NY 10019

                                                        Re: AltC Acquisition
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed April 2, 2024
                                                            File No. 333-274722

       Dear Sam Altman:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 9, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed April 2,
2024

       Oklo's Management's Discussion and Analysis of Financial Condition and Results of Operations,
       page 261

   1.                                                   You disclose on page 3
that references to the    Equinix Option    are to Equinix's option
                                                        expected to be included
in the Equinix SAFE, if entered into, to elect that the Equinix
                                                        Prepayment Amount be
used as consideration for the issuance of shares of Oklo common stock prior to the
consummation of the business combination instead of as a prepayment for the supply of power
pursuant to the Equinix LOI. However, you disclose under
                                                        "Equinix Prepayment
Amount" on page 4 that the Equinix Prepayment Amount of $25.0 million is for the
supply of power by Oklo pursuant to the Equinix LOI. You also disclose under Recent
Developments that "In exchange for the ROFR and other rights contained in the Equinix LOI, in
March 2024, Equinix paid us the Equinix Prepayment Amount. In connection with the
payment of the Equinix Prepayment Amount, we may enter into the
 Sam Altman
AltC Acquisition Corp.
April 11, 2024
Page 2
      Equinix SAFE pursuant to which Equinix would have the right to elect to receive either (i)
      436,779 shares of Oklo common stock, which, at the Closing, would be automatically surrendered and exchanged for the right to receive the per share Merger Consideration, in accordance with the terms of the Merger Agreement or (ii) the supply of power at a 10%
      discount to the most favored nation pricing that we are required to provide Equinix. Please address the following:

             Clarify whether the "Equinix Option" expected to be included in the Equinix
           SAFE can only be used as consideration for the issuance of Oklo common stock instead of as a prepayment for the supply of power pursuant to the Equinix LOI; and
             Disclose how AltC and Oklo determined that the Equinix Prepayment Amount should be treated as Permanent Equity Financing as opposed to a liability or unearned revenue since you disclose on page 4 under "Equinix Prepayment
Amount    that the
           $25.0 million prepayment made by Equinix to Oklo is for the supply of power by
           Oklo pursuant to the Equinix LOI and you disclose under Recent Developments that you could be required to supply power to Equinix at a discounted price over an extended period at Equinix's option.
Exhibits

2. We note that on February 16, 2024, you entered into a letter of intent with Equinix which includes a right of first refusal to purchase certain energy output in exchange for a $25.0 million prepayment made by Equinix. Please file the agreement as an exhibit to your registration statement, or tell us why you do not believe that it is a material agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
        Please contact Mark Wojciechowski at 202-551-3759 or Gus Rodriguez at 202-551-3752
if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar at 202-551-3844 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                            Sincerely,
FirstName LastNameSam Altman
                                                            Division of
Corporation Finance
Comapany NameAltC Acquisition Corp.
                                                            Office of Energy &
Transportation
April 11, 2024 Page 2
cc:       Barbra J. Broudy
FirstName LastName